Exhibit 99.5

Consent to be Named as a Director

In connection with the filing by Software Acquisition Group Inc. III of Amendment No. 2 to the Registration Statement on Form S-4 with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), I hereby consent, pursuant to Rule 438 of the Securities Act, to being named in the Registration Statement and any and all amendments and supplements thereto as a member of the board of directors of Software Acquisition Group Inc. III following the consummation of the business combination, which will be renamed Nogin, Inc. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

Dated: June 29, 2022

By:	/s/ Jan-Christopher Nugent

Name: Jan-Christopher Nugent